Schedule A

[To Comment Response Letter Dated April 8, 2014]

2. Please check the appropriate box on your cover page to indicate your filer status under Rule 12b-2 of the Exchange Act.

This was completed.

3. Please revise your registration statement to include page numbers at the bottom of each page.

This was completed.

Item 1. Description of Business
(a)Business Development

4. You disclose that you have made no efforts to identify a possible business combination. To the extent known, please expand your disclosure to indicate your expected timing as to communications with various third parties, including potential business combination candidates or relevant advisors.

The Company will begin identifying and communicating with potential targets for business combinations upon the effective date of this Registration Statement.

(b)Business of Issuer

5. In the first paragraph you state “Many states have enacted statutes, rules and regulations limiting the sale of securities of ‘blank check’ companies in their respective jurisdictions.”Please revise your disclosure to identify the states where your ability is limited and describe the limitations.

At such time as the Company endeavors to offer securities, to the extent it remains a “blank check” company, the Company will ascertain whether a particular state limits the offering of such securities.

(e)	Form of Acquisition
6.	You state that the investigation of business opportunities will require “substantial management time and attention and substantial cost for accountants, attorneys and others.” However, you also disclose that Mr. Cross, your sole officer and director, and your sole shareholder, BlackPool Acquisitions, will devote very limited time to your business. Please revise your disclosure throughout to explain who will devote the substantial time required to investigate potential transactions.

Mr. Cross will devote approximately ten (10) hours per week to identifying and/or otherwise sourcing and vetting potential business combination candidates.

While seeking a business combination, management anticipates devoting approximately ten (10) hours per week to the Company’s affairs in total. Our officer has not entered into a written employment agreement with us and is not expected to do so in the foreseeable future. This limited commitment may adversely impact our ability to identify and consummate a successful business combination.

7. Please indicate whether your sole shareholder and promoter, BlackPool, has previously been involved in offerings by blank check companies. If so, please disclose whether such blank check companies have identified potential target companies and disclose the status of any mergers or acquisitions currently contemplated. In this regard, we note the involvement of BlackPool Corporate Advisors in a registration statement on Form 10 filed by a blank check company called Bristol Acquisitions Corp. BlackPool Corporate Advisors was listed in this prior Form 10 as having the same business address as BlackPool Acquisitions, LLC in the instant registration statement. Please revise your disclosure accordingly. Additionally, please reconcile any information provided with respect to prior blank check offerings with other disclosure in your registration statement indicating that Mr. Cross, as sole officer and director of BlackPool, has no prior experience with blank check companies.

Neither BlackPool Acquisitions nor Mr. Cross have prior “blank check” company experience.

On October 7, 2010, a related company, BlackPool Corporate Advisors, LLC, filed a Form 10 to register Bristol Acquisitions, Inc.: US SEC #1502942. To date, Bristol Acquisitions, LLC, has not identified a potential business combination and is not current with its SEC filings.

Neither BlackPool Acquisitions, LLC, nor Mr. Cross have any ownership interest in either BlackPool Corporate Advisors, LLC, or Bristol Acquisitions, Inc.

Item 1A. RiskFactors

8. In light of your statement that the Company may not discover or adequately evaluate adverse facts about a business acquisition opportunity, please include a separate risk factor which highlights this issue in more detail.

The Company may not discover or adequately evaluate adverse facts about a business acquisition opportunity.

The Company anticipates that the selection of a business combination will be complex. Despite best efforts in reviewing due diligence items, there is no guaranty of a beneficial outcome following the completion of a business combination, therefore, the Company can give no assurances that any business combination will be on terms that are favorable to the Company or its current stockholders.

9. We note your statement that BlackPool’s business activities may compete with time commitments allocated toward the Company. We also note your statement that a potential conflict may arise if BlackPool’s other business activities coincide with the Company’s interests. Please include a separate risk factor which highlights all of the specific activities of BlackPool which may conflict with the Company’s interests and describes how such conflicts mayimpact theCompany. Your risk factor discussion should also discuss whether Mr. Cross and BlackPool are obligated to present potential business combination opportunities to the Company prior to acting upon such opportunities through BlackPool.

Our sole officer and director, and BlackPool Acquisitions is not obligated to present potential business combination opportunities to the Company.

Both Mr. Cross and BlackPool Acquisitions are involved in other business activities and may, in the future, become involved in other business opportunities that become available. BlackPool Acquisitions other business activities may compete with time commitments allocated toward the Company, as well as potential business combination opportunities. A potential conflict may arise if BlackPool Acquisitions other business activities coincide with an event of the Company. BlackPool Acquisitions may face a conflict in selecting between the Company and its, or Mr. Cross’s other business interests. The Company has not formulated a policy for the resolution of such conflicts and as such, this may delay the completion of a business combination and adversely impact the Company.

10. Please include a separate risk factor which highlights Mr. Cross’s apparent lack of experience as named executive officer or director of a public company and discusses all related risks to your business.

The lack of experience of our sole officer and director in managing a public company may adversely affect the Company.

Mr. Cross, our sole officer and director, has no prior experience as an executive officer or director of a public company. Given the nature of public companies, their obligations to shareholders, and the regulatory environment, this lack of experience may adversely affect the Company’s ability to operate successfully and/or profitably.

Item 2.FinancialInformation

11. We note your statement that the costs of investigating and analyzing business combinations will be paid by BlackPool. Please disclose whether BlackPool has indicated a maximum amount it will contribute to the Company.

We anticipate that these costs may be in the range of eight to ten thousand dollars, and that we will be able to meet these costs as necessary, to be loaned to or invested in us by our stockholder BlackPool Acquisitions. We anticipate allocating the entire amount towards the filing of Exchange Act reports. The foregoing notwithstanding, BlackPool Acquisitions has not committed a maximum amount of financial contribution to the Company.

Item 15.Financial Statements and Exhibits.

12. We note that you have not yet filed your articles of incorporation and by-laws as exhibits to the registration statement. Please amend you registration statement to include such documents as exhibits.

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